EXHIBIT 12.1

DELL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three
	Months
	Ended	Fiscal Year Ended
	April 30,	January 29,	January 30,	February 1,	February 2,	February 3,
	2010	2010	2009	2008	2007	2006
	(in millions, except ratios)
Earnings
Pre-tax income from continuing operations	$451	$2,024	$3,324	$3,827	$3,345	$4,608
Add: Fixed charges adjusted for capitalized interest	54	191	132	84	71	52
Add: Minority interest	-	-	-	29	23	27

Total	$505	$2,215	$3,456	$3,940	$3,439	$4,687

Fixed charges(a)
Interest expense	$47	$160	$93	$45	$45	$29
Capitalized interest	-	-	-	-	-	-
Estimate of interest in rent expense	7	31	39	39	26	23

Total	$54	$191	$132	$84	$71	$52

Ratio of earnings to fixed charges	9	12	26	47	49	90

(a)	Fixed charges mean the amounts resulting from the following: (i) our interest expensed including amortization of capitalized interest, plus (ii) our interest capitalized, plus (iii) a reasonable estimation of the interest factor included in rental expense.